Response Biomedical to Present at Rodman and Renshaw 10thAnnual
Healthcare Conference

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, November 4, 2008 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that S. Wayne Kay, Chief Executive Officer, will present at the Rodman & Renshaw 10th Annual Healthcare Conference on Tuesday, November 11 at 10:20 a.m. Eastern time at The New York Palace Hotel in New York City.

A Web cast of the presentation will be available at http://wsw.com/webcast/rrshq14/rbm.cn, during the event and will be archived and available on a link through the corporate Web site (www.responsebio.com) for 90 days.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests worldwide and in 2008 entered into a strategic alliance with Roche Diagnostics to commercialize rapid cardiovascular tests worldwide.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000. The RAMP® Influenza A/B Assay and RAMP 200 reader are not yet licensed for clinical use in Canada.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Response Biomedical Contacts:
Bill Wickson
Manager, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com

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